UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________

SCHEDULE 13D
(Rule 13d-101)

Amendment No. 3

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

O’Charley’s Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

670823103
(CUSIP Number)

Matthew Mark
JET CAPITAL INVESTORS, L.P.
667 Madison Avenue, 9th Floor
New York, New York 10021
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

      October 18, 2006
(Date of Event Which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

(Continued on following pages)
(Page 1 of 12 Pages)

CUSIP No. 670823103	13D	Page 2 of 12 Pages
1		NAMES OF REPORTING PERSONS Jet Capital Investors, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS OO (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 656,863
	8	SHARED VOTING POWER 927,549
	9	SOLE DISPOSITIVE POWER 656,863
	10	SHARED DISPOSITIVE POWER 927,549
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,584,412
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 670823103	13D	Page 3 of 12 Pages
1		NAMES OF REPORTING PERSONS Jet Capital Arbitrage & Event Fund I, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS WC (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 103,767
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 103,767
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,767
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 670823103	13D	Page 4 of 12 Pages
1		NAMES OF REPORTING PERSONS Jet Capital Concentrated Fund, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS WC (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 323,903
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 323,903
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 323,903
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 670823103	13D	Page 5 of 12 Pages
1		NAMES OF REPORTING PERSONS Jet Capital Concentrated Offshore Fund, LTD I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS WC (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 229,193
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 229,193
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 229,193
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 670823103	13D	Page 6 of 12 Pages
1		NAMES OF REPORTING PERSONS Jet Capital Management, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS OO (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 427,670
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 427,670
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 427,670
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 670823103	13D	Page 7 of 12 Pages
1		NAMES OF REPORTING PERSONS Alan Cooper I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Not applicable
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS OO (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,584,412
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,584,412
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,584,412
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 670823103	13D	Page 8 of 12 Pages
1		NAMES OF REPORTING PERSONS Matthew Mark I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Not applicable
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS OO (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,584,412
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,584,412
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,584,412
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14		TYPE OF REPORTING PERSON IN

Amendment No. 2 to
Schedule 13D

This Amendment No. 3 amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 22, 2006, as amended by that certain Amendment No. 1 filed on June 19, 2006 and that certain Amendment No. 2 filed on October 10, 2006 (together, the ”Statement”), by and on behalf of Jet Capital Investors, LP (“Jet Capital”), Jet Capital Arbitrage & Event Fund I, LP (“Jet Arbitrage”), Jet Capital Concentrated Fund, LP (“Jet Concentrated”), Jet Capital Concentrated Offshore Fund, LTD (“Jet Offshore”), Jet Capital Management, L.L.C., Alan Cooper and Matthew Mark with respect to the common stock, no par value per share (the “Common Stock”), of O’Charley’s Inc., a Tennessee corporation (the “Company”).

Item 5. Interest in Securities of the Issuer.

Items 5(a) and 5(c) of the Statement are hereby amended and restated as follows:

(a) As of the date hereof, the Reporting Persons beneficially own an aggregate of 1,584,412 shares of Common Stock, representing approximately 6.8% of the outstanding Common Stock.1  Jet Arbitrage beneficially owns 103,767 of such shares, representing approximately 0.4% of the Common Stock outstanding, Jet Concentrated beneficially owns 323,903 of such shares, representing 1.4% of the Common Stock outstanding, and Jet Offshore beneficially owns 229,193 of such shares, representing 1.0% of the Common Stock outstanding. A total of 927,549 of such shares, representing approximately 4.0% of the Common Stock outstanding, are held in the Managed Accounts.

(c) Since October 9, 2006, the Reporting Persons have disposed of shares of Common Stock in the open market as set forth on Schedule I hereto. Except as set forth on Schedule I or in a prior amendment to the Statement, none of the Reporting Persons have effected any transactions in the Common Stock during the past 60 days.

------------------------------
1 Based on 23,182,870 shares of Common Stock outstanding on August 14, 2006, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended July 9, 2006.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  October 20, 2006

JET CAPITAL INVESTORS, LP
By: Jet Capital G.P. L.L.C.

By: /s/ Matthew Mark
Name: Matthew Mark
Title: Managing Member

JET CAPITAL ARBITRAGE & EVENT FUND I, LP
By:  Jet Capital Management, L.L.C.

By: /s/ Matthew Mark
Name: Matthew Mark
Title: Managing Member

JET CAPITAL CONCENTRATED FUND, L.P.
By: Jet Capital Management, L.L.C.

By: /s/ Matthew Mark
Name: Matthew Mark
Title: Director

JET CAPITAL CONCENTRATED OFFSHORE FUND, LTD
By:

By: /s/ Matthew Mark
Name: Matthew Mark
Title: Director

JET CAPITAL MANAGEMENT, L.L.C.

By: /s/ Matthew Mark
Name: Matthew Mark
Title: Managing Member

Alan Cooper
/s/ Alan Cooper

Matthew Mark
/s/ Matthew Mark

SCHEDULE I

This schedule sets forth information with respect to each open market sale of Common Stock which was effectuated in the Managed Accounts since October 9, 2006.

Date	Number of Shares	Price Per Share	Trade Amount

10/09/2006	13,500	$20.17	$272,295.00
10/10/2006	6,186	20.49	126,751.14
10/13/2006	18,600	20.78	386,508.00
10/16/2006	20,000	20.94	418,800.00
10/17/2006	20,000	20.67	413,400.00
10/18/2006	450,000	18.86	8,487,000.00